UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Danaos Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y1968P 10 5

(CUSIP Number)

Stephen P. Farrell, Esq.

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

(212) 309-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y1968P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Danaos Investments Limited as Trustee of the 883 Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 67,633,140 shares of Common Stock

	8.	Shared Voting Power 0 shares of Common Stock

	9.	Sole Dispositive Power 67,633,140 shares of Common Stock

	10.	Shared Dispositive Power 0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,633,140 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 62.3%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. Y1968P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John Coustas

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Greece

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 67,633,140 shares of Common Stock

	8.	Shared Voting Power 0 shares of Common Stock

	9.	Sole Dispositive Power 67,633,140 shares of Common Stock

	10.	Shared Dispositive Power 0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,633,140 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 62.3%

14	Type of Reporting Person (See Instructions)* IN

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Danaos Corporation, a Marshall Islands corporation (the “Company”).  The principal executive offices of the Company are c/o Danaos Shipping Co., Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

Item 2.	Identity and Background.

(a), (b) and (c)   This Schedule 13D is being filed pursuant to a Joint Filing Agreement (which is attached as Exhibit 1 and incorporated by reference herein) between:

i.   Danaos Investments Limited, a company organized under the laws of New Zealand, as Trustee of the 883 Trust, a trust established under the laws of England and Wales (See Schedule A hereto for further information), and

ii.  Dr. John Coustas (together with Danaos Investments Limited as Trustee of the 883 Trust, the “Reporting Persons”).

The principal business of Danaos Investments Limited is serving as the trustee of the 883 Trust, of which Dr. Coustas and members of his immediate family are beneficiaries.  Dr. Coustas’ principal occupation is serving as President and Chief Executive Officer of the Company.

The principal place of business of each Reporting Person is as follows:

i.   Danaos Investments Limited as Trustee of the 883 Trust, c/o 14 Akti Kondyli, 185 45 Piraeus, Greece.

ii.  Dr. John Coustas, c/o 14 Akti Kondyli, 185 45 Piraeus, Greece.

(d) and (e)            During the last five years, no Reporting Person or any person on Schedule A hereto or referred to below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Dr. Coustas is a citizen of Greece.

See Schedule A hereto for information regarding the additional persons listed thereon.

Item 3.	Source and Amount of Funds or Other Consideration.

In June 2006, Dr. Coustas acquired 43,687,195 shares of Common Stock (as adjusted for the 88,615-for-1 stock split effected on September 18, 2006) from Protector Holdings Inc., a Liberian company (“Protector Holdings”), in exchange for shares of capital stock of Protector Holdings representing an equivalent interest therein.  Until such time, Protector Holdings had directly owned 100% of the outstanding shares of Common Stock of the Company, which it had acquired in exchange for the contribution to the Company of the assets, following the contribution of such assets to Protector Holdings by Dr. Coustas, comprising the Company’s business.  Dr. Coustas subsequently, in July 2006, contributed such 43,687,195 shares of Common Stock to Danaos Investments Limited as Trustee of the 883 Trust in

connection with estate planning and preparation for the Company’s initial public offering, which was consummated in October 2006.  These 43,687,195 shares of Common Stock have been registered for potential resale on a shelf registration statement filed with the U.S. Securities and Exchange Commission by the Company.

The total purchase price of $88,599,996.50 for the 23,945,945 shares of Common Stock acquired by Danaos Investments Limited as Trustee of the 883 Trust described in Item 4 below was funded with the personal funds of the Reporting Persons.

See the response to Item 4, which is incorporated by reference herein.

Item 4.	Purpose of Transaction.

(a) — (j) Pursuant to the agreement reached between the Company and its financing banks, Danaos Investments Limited as Trustee of the 883 Trust purchased, on August 12, 2010, from the Company 23,945,945 shares of Common Stock for $88,599,996.50, or $3.70 per share, pursuant to a Subscription Agreement, dated as of August 6, 2010 (the “Subscription Agreement”), with the Company.  Danaos Investments Limited as Trustee of the 883 Trust’s obligations under the Subscription Agreement were conditioned on, among other things, the concurrent sale, at the same price per share of $3.70, by the Company of sufficient shares of Common Stock to result in, together with the Common Stock purchased by Danaos Investments Limited as Trustee of the 883 Trust, proceeds of $200 million to the Company.

Under the Subscription Agreement, Danaos Investments Limited as Trustee of the 883 Trust generally has the right, in connection with any subsequent underwritten public offering, to purchase from the Company, at the same price per share paid by investors who purchase Common Stock in any such offering, up to such portion of shares being issued equal to the lesser of (i) the proportion that the number of shares of Common Stock held by Danaos Investments Limited as Trustee of the 883 Trust immediately prior to such offering bears to the total number of shares of Common Stock of the Company outstanding immediately prior to such offering and (ii) the proportion that the number of shares of Common Stock purchased by Danaos Investments Limited as Trustee of the 883 Trust under the Subscription Agreement bears to the total number of shares of Common Stock outstanding immediately after the consummation of the $200 million sale of Common Stock by the Company.  In addition, under the Subscription Agreement, the Company agreed to enter into, upon the request of Danaos Investments Limited as Trustee of the 883 Trust, a registration rights agreement providing for the registration of the 23,945,945 shares of Common Stock acquired by Danaos Investments Limited as Trustee of the 883 Trust on a resale shelf registration statement, as well as the inclusion, subject to certain limitations, of such shares in underwritten public offerings of the Company’s Common Stock.  These stock purchase and registration rights are substantially equivalent to those granted to each of the other investors in the $200 million stock sale.

In order to induce Sphinx Investments Corp. (“Sphinx”) to enter into a subscription agreement with the Company for shares of Common Stock as part of the Company’s $200 million sale of Common Stock, Dr. Coustas and Danaos Investments Limited as Trustee of the 883 Trust entered into a Voting Agreement (the “Voting Agreement”), dated as of August 6, 2010, with Sphinx pursuant to which Dr. Coustas and Danaos Investments Limited as Trustee of the 883 Trust have agreed to vote, or cause to be voted, at each annual or special meeting of stockholders (or pursuant to any written consent of the stockholders) at which a nominee designated by Sphinx is standing for election, all shares of Common Stock owned by them, or over which they have voting control, for the election to the Company’s Board of Directors of any such person designated by Sphinx, pursuant to the terms of Sphinx’s subscription agreement with the Company, nominated by the Company’s Board of Directors.

Among the other investors in the $200 million stock sale, were Acclaim Shipping Inc., a Liberian company controlled by Dr. Coustas’ father, Dimitrios Koustas, which purchased 8,108,109 shares of Common Stock for $30.0 million, or $3.70 per share;  Iraklis Prokopakis, Senior Vice President and Chief Operating Officer of the Company, who purchased 108,109 shares of Common Stock for $0.4 million, or $3.70 per share; and Dimitri J. Andritsoyiannis, Vice President and Chief Financial Officer of the Company, who purchased 270,271 shares of Common Stock for an aggregate of $1.0 million, or $3.70 per share, each of which individuals is a Greek citizen.  Each of these purchases were also made with personal funds and consummated on August 12, 2010 pursuant to separate subscription agreements with the Company, dated as of August 6, 2010, which contained substantially similar stock purchase rights in connection with subsequent underwritten public offerings and registration rights as described above.  As of August 16, 2010, after reasonable inquiry and to the best of the undersigned’s knowledge and belief, Acclaim Shipping Inc. beneficially owned 8,108,109 shares of Common Stock, or approximately 7.5% of the outstanding Common Stock; Mr. Prokopakis beneficially owned 463,184 shares of Common Stock, or less than 1.0% of the outstanding Common Stock; and Mr. Andritsoyiannis beneficially owned 270,271 shares of Common Stock, or less than 1.0% of the outstanding Common Stock, and, in each case, such beneficial owners had sole voting and dispositive power with respect to such shares. The principal place of business of each of Messrs. Prokopakis and Andritsoyiannis is c/o 14 Akti Kondyli, 185 45 Piraeus, Greece.

The foregoing summary of the transactions contemplated by the Subscription Agreement, including the registration rights agreement, and Voting Agreement is qualified in its entirety by reference to the copies of the Subscription Agreement and Voting Agreement included in Exhibits 2 and 3 to this Schedule 13D and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Danaos Investments Limited as Trustee of the 883 Trust is the owner of 67,633,140 shares of Common Stock, which represents 62.3% of the issued and outstanding shares of Common Stock as of August 16, 2010.  Danaos Investments Limited as Trustee of the 883 Trust has sole voting and dispositive control over these shares of Common Stock. The beneficiaries of the 883 Trust are Dr. Coustas and members of his immediate family.  Dr. Coustas has certain powers to remove and replace Danaos Investments Limited as Trustee of the 883 Trust and, accordingly, he may be deemed to beneficially own these 67,633,140 shares of Common Stock.

(a)           Number of shares and percentage of Common Stock beneficially owned as of August 16, 2010 by each of the Reporting Persons:

Number of Shares of Common Stock:

Danaos Investments Limited as Trustee of the 883 Trust	67,633,140
Dr. John Coustas	67,633,140

Percentage of Common Stock:

Danaos Investments Limited as Trustee of the 883 Trust	62.3%
Dr. John Coustas	62.3%

(b)           Number of shares of Common Stock beneficially owned as of August 16, 2010 as to which the Reporting Persons have:

(i) sole power to vote or direct the vote:

Name	Number of Shares
Danaos Investments Limited as Trustee of the 883 Trust	67,633,140
Dr. John Coustas	0

(ii) sole power to dispose or direct the disposition of:

Name	Number of Shares
Danaos Investments Limited as Trustee of the 883 Trust	67,633,140
Dr. John Coustas	0

(c)           No other transactions in the Company’s Common Stock by the Reporting Persons were effected in the past 60 days.

(d)           The beneficiaries of the 883 Trust, which include Dr. Coustas and members of his family, have the right to receive any dividends from, or the proceeds from any sale of, shares of Common Stock owned of record by Danaos Investments Limited as Trustee of the 883 Trust.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
See the responses to Item 3, Item 4 and Item 5, which are incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description of Document

Exhibit 1	Joint Filing Agreement, dated as of August 16, 2010, by and between Danaos Investments Limited as Trustee of the 883 Trust and Dr. John Coustas.

Exhibit 2

Subscription Agreement, dated as of August 6, 2010, by and between Danaos Corporation and Danaos Investments Limited as Trustee of the 883 Trust, including the form of Registration Rights Agreement attached thereto as Schedule B.

Exhibit 3	Voting Agreement, dated as of August 6, 2010, by and between Danaos Investments Limited as Trustee of the 883 Trust, Dr. John Coustas and Sphinx Investments Corp.

[The remainder of this page intentionally left blank]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 16, 2010

DANAOS INVESTMENTS LIMITED AS TRUSTEE OF THE 883 TRUST

By:	/s/ John Coustas
	Name:	John Coustas
	Title:	Director

/s/ John Coustas
Name: John Coustas

Schedule A

DANAOS INVESTMENTS LIMITED

c/o 14 Akti Kondyli

185 45 Piraeus

Greece

Controlling Persons, Directors and Executive Officers of Danaos Investments Limited, a company organized under the laws of New Zealand:

Dr. John Coustas	Sole Director
Cititrust Private Trust GmbH (Switzerland)	Sole Stockholder

Cititrust Private Trust GmbH (Switzerland) is organized under the laws of Switzerland.  See below for the description of Dr. John Coustas.

DR. JOHN COUSTAS

c/o 14 Akti Kondyli

185 45 Piraeus

Greece

Dr. Coustas’ principal occupation is serving as President and Chief Executive Officer of Danaos Corporation.

Except as reported under Item 5, Dr. Coustas does not beneficially own any shares of Common Stock of the Danaos Corporation. Dr. Coustas is a citizen of Greece.

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated as of August 16, 2010, by and between Danaos Investments Limited as Trustee of the 883 Trust and Dr. John Coustas.

Exhibit 2

Subscription Agreement, dated as of August 6, 2010, by and between Danaos Corporation and Danaos Investments Limited as Trustee of the 883 Trust, including the form of Registration Rights Agreement attached thereto as Schedule B.

Exhibit 3	Voting Agreement, dated as of August 6, 2010, by and between Danaos Investments Limited as Trustee of the 883 Trust, Dr. John Coustas and Sphinx Investments Corp.